Exhibit 99.1

XPENG Announces Vehicle Delivery Results for July 2025

•	Cumulative total deliveries surpassed 800,000 units

•	Set a new monthly record of 36,717 units in July, representing 229% YoY growth

•	Marked the ninth straight month exceeding 30,000 deliveries

GUANGZHOU, China, August 01, 2025 (GLOBE NEWSWIRE) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for July 2025.

XPENG achieved a new record monthly deliveries of 36,717 Smart EVs in July, representing a year-over-year increase of 229% and marking the Company’s ninth consecutive month surpassing 30,000 deliveries. This brings the Company’s cumulative total deliveries to over 800,000 units as of July 2025. In the first seven months of 2025, XPENG delivered 233,906 Smart EVs, a 270% increase compared with the same period last year.

In mid-July, XPENG launched the 2025 versions of XPENG G6 and G9 in European markets and announced the XPENG P7+’s upcoming launch in Europe, bolstering XPENG’s robust growth trajectory in this region. With the XPENG brand entering the UK, Italy, Ireland and other new markets in the first half of 2025, XPENG has now established a presence across 46 countries and regions worldwide.

XNGP achieved a monthly active user penetration rate of 86% in urban driving in July 2025. XPENG recently rolled out the latest version of Tianji XOS, introducing its human-AI co-pilot experience, customized self-parking feature, enhanced AEB and more.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Shenzhen, Silicon Valley and San Diego. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.